UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             ☒           Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         ☐            No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         ☐            No           ☒

Telecom Argentina S.A.

Item

1.	English translation of a letter dated May 13, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 13, 2019

Chairman of the

Comisión Nacional de Valores

Mr. Marcos Ayerra

RE.: Report of complaint in the case entitled “Asociación Civil de Consumidores, Usuarios y Contribuyentes de Río Negro c/Telecom Argentina SA s/Daños y Perjuicios” (according to summary proceeding) (Expte.: B-467-C-3-19).

Dear Sirs,

I am writing to you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform that the Company has answered the complaint indicated in the reference, in proceeding before the Lower Civil, Commercial, Mining and Succession Court No. 3 of Cipolletti, Province of Río Negro.

The complaint filed by the Asociación Civil de Consumidores, Usuarios y Contribuyentes de Río Negro demands that the customers of the Cablevisión service with a real domicile in the Province of Río Negro may terminate such service in full or in part and automatically, effectively and immediately. Likewise, it demands that the Company reimburses to those customers that would have terminated the cable service from February 15, 2014 the unduly charged services plus interest and to impose punitive damages on Telecom Argentina.

The aforementioned claim is for an undetermined amount.

The Company has opposed exceptions of prescription, lack of standing of the Asociación Civil de Consumidores, Usuarios y Contribuyentes de Río Negro and lis pendens and has answered the complaint maintaining the non-existence of an infringement of the Consumer Defense Law.

The Company, with the assistance of its legal counselors, will continue to exercise the defense of its interests within the framework of this action.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 13, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations